SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Tesla, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(1) promulgated under the Securities Exchange Act of 1934:

___________________________________________________________________________________________________________________________________________________________________________________________

April 24, 2023

Dear Fellow Tesla Shareholders:

We are writing to urge you to vote AGAINST the election of J.B. Straubel to the Tesla Board of Directors (the “Board”) on May 16th. Mr. Straubel has been nominated to replace independent director Hiro Mizuno. While we appreciate the contributions Mr. Straubel made as co-founder and long-time Chief Technology Officer of Tesla, he is clearly a company insider and not an appropriate choice for a Board that already has a dearth of independence. At present, the Board has strong ties to CEO Elon Musk, with his brother, Kimbal Musk, and Ira Ehrenpreis and James Murdoch, who count themselves as his personal friends, serving as directors. Further, Tesla directors receive an extraordinary level of compensation from the company which risks further compromising the Board’s objectivity and willingness to challenge the CEO. Replacing an independent director with another insider risks exacerbating existing problems that seem to arise from such a clubby Board, including an overcommitted CEO, high CEO and director compensation, a weak pledging policy, an outspoken CEO whose comments are often at the expense of Tesla’s reputation, and a permissive tone-at-the-top that has allowed a long-simmering ethics crisis to fester.

Background

We are part of a group of shareholders that is currently engaging Board Chair Robyn Denholm about many of the issues raised in this letter; we have requested dialogue about a comprehensive Board overhaul that replaces the non-independent directors with truly independent directors. While we wait for that engagement to take place, we were alarmed to see the Board moving in the opposite direction with Mr. Straubel’s nomination in the company’s most recent proxy statement.

Close personal and professional ties undermine the Board’s independence from CEO Musk.

If Mr. Straubel is elected, in our estimation, at least 5 directors of Tesla’s 8-member Board will be non-independent, bringing the independence level down to a paltry 38%. Musk’s own brother sits on the Board, and Directors Ehrenpreis and Murdoch have longstanding personal ties to the CEO. In recent court testimony, Murdoch stated that he had attended Kimbal Musk’s wedding, dined with Kimbal Musk and his wife, and had invested in Space X. Murdoch described his friendship with Elon Musk as going back to at least 2006 and close enough that their families have vacationed together several times. Ehrenpreis was an early investor in Tesla, Space X, and The Boring Company, and recently testified that he has exchanged messages with Elon Musk with effusive notes like “love you man,” and that he gave the rights to the first Model 3 to Musk as a birthday gift.1 We also note that there is some indication of a personal relationship between Director Joseph Gebbia, who joined the Board in 2022 and has yet to be elected by shareholders, and Elon Musk. It was widely reported that, in August 2018, Gebbia texted Musk regarding his tweet of plans to take Tesla private at $420 a share, calling it a “baller move,” to which Musk replied, “sucks being public.”2 Stacking the Board with friends and family creates potential conflicts of interest, which is problematic given the Board’s responsibility to oversee management and objectively represent the interests of all shareholders.

1 “Tesla’s close-knit leadership team goes under the spotlight in court” by Matt McFarland; CNN; November 17, 2022; Found here: www.cnn.com/2022/11/17/business/elon-musk-board-friends/index.html

2 “Elon Musk's texts” TechEmails; April 24, 2022; Found here: https://www.techemails.com/p/elon-musks-texts; “Tesla Adds Billionaire Airbnb Co-Founder Gebbia to Board”; Reuters; April 28,2022;. Found here: https://www.reuters.com/business/autos-transportation/tesla-adds-airbnb-co-founder-gebbia-board-2022-09-28/

Reducing Board independence exacerbates the Board’s existing weaknesses.

Tesla’s Board is already overly deferential to CEO Musk as has been demonstrated by the complete lack of oversight in allowing Musk to be overcommitted in his business ventures. Currently, he divides his time as CEO of three companies (Tesla, SpaceEx, and Twitter) and as founder at two more (The Boring Company and Neuralink). Moreover, he recently announced that he is launching a third start-up, TruthGPT.

While allowing Musk to be a part-time CEO, in 2018, the Board granted him a mega-compensation package that included a 10-year grant of stock options with 12 potential vesting tranches, now valued at up to $56B3 and causing a significant dilution for shareholders. Shareholders have sued Musk and Tesla's Board, accusing them of breaching their fiduciary duties to the company and its shareholders by granting unjust enrichment to Musk and wasting corporate assets. The Delaware Court of Chancery ruled that Tesla’s CEO compensation award should be reviewed under “heightened judicial suspicion” due to the conflict of interest between the approval of the pay package and Musk’s status as a controlling shareholder.4 Musk’s compensation award is so massive, that the Economic Policy Institute had to exclude his pay from their most recent report because including his $23.5 billion worth of stock options exercised in 2021 in the sample “would have resulted in an increase of CEO pay in 2021 relative to 2020 of over 300% (the ‘average’ for the sample would have been just under $100 million).”5 In another sign of management capture, the Board did not step in when Musk reportedly pulled more than 50 employees, mostly software engineers, from Tesla to work at Twitter. Additionally, the Tesla Board has allowed Musk to pledge up to 25% of his Tesla stock as collateral for personal indebtedness, creating clear risks for Tesla shareholders. By contrast, according to Institutional Shareholder Services, over 90% of companies in the S&P 500 have adopted policies prohibiting pledging by company insiders, including outright bans of pledging by executives or directors (68%) or allowing pledging only subject to a waiver granted by the Board (22%). Finally, the Board has failed to rein in Musk’s taunts intended to provoke the SEC and divisive commentary, both of which pose risks for Tesla.

Tesla requires a strong, independent Board to counterbalance CEO Musk’s behavior.

Elon Musk’s often polarizing and inflammatory statements on Twitter have negative ramifications on Tesla’s reputation. CEO Musk’s decision to wade into deeply divisive narratives and promote conspiracy theories risks alienating Tesla's consumer base. According to two brand image firms, Tesla’s brand has significantly fallen. Last year, market research firm YouGov reported that for the first time the majority of survey respondents reported a negative view of Tesla’s brand. Since January 2020, YouGov’s brand reputation surveys have found that each major U.S. auto company has scored higher than Tesla. Surveys conducted by Morning Consult also revealed declining consumer sentiment for the Tesla brand. This

3 “Elon Musk's lawyers are making closing arguments in a trial over his $56 billion pay package that could be decided as soon as today” by Grace Kay; Business Insider; February 21, 2023; Found here:

https://www.businessinsider.com/elon-musk-tesla-paypackage-compensation-salary-lawsuit-court-battle-2022-11

4 “Tesla ordered by judge to turn over documents related to Elon Musk's $55 billion compensation plan” by Randall Chase; Business Insider; May 3, 2021; (The case is pending); Found here:

https://www.businessinsider.com/tesla-ordered-provideelon-musk-compensation-plan-documents-shareholder-lawsuit-2021-5?r=US&IR=T

5 “CEO pay has skyrocketed 1,460% since 1978” by Josh Bivens and Jori Jandra; Economic Policy Institute; October 4 2022; Found here: https://www.epi.org/publication/ceo-pay-in-2021/

decline was particularly sharp among Democrats, leading Morning Consult to conclude that “Tesla is on its way to becoming a partisan brand.”6 Over the past three years, Tesla has experienced extraordinary volatility in its share price and operational performance. After a meteoric rise during the COVID pandemic, Tesla’s share price has fallen 55% since November 2021. While it can be hard to attribute share price declines to any particular cause, many analysts and reporters have cited supply chain issues, the shutdown of Tesla’s factory in China, and several quarters of vehicle deliveries falling below expectations as explanations for this decline. Other commentators have suggested that Tesla shareholders have been concerned that Musk’s acquisition of Twitter may be distracting him from his responsibilities at Tesla, and further pointed to his having sold a substantial number of Tesla shares in order to finance that acquisition.7 In 2021, when Musk tweeted out a poll asking his followers if he should sell 10% of his interest in Tesla, shares fell as much as 7.3%. Shares also fell by 3% when Musk tweeted that there may be doubt in Hertz’s ability to purchase 100,000 Teslas as part of a previously announced arrangement. An independent board of directors is critical to managing these fluctuations that make Tesla’s performance appear to be at the whim of Musk.

Tesla also suffers from a poor tone at the top which has created material legal risk for the company. For over a decade, accusations have surfaced of a toxic work environment at the Fremont factory. Elon Musk’s email following a 2017 class action lawsuit alleging racial discrimination and harassment telling employees that “if someone is a jerk to you, but sincerely apologizes, it is important to be thick-skinned and accept that apology”8 serves as an egregious example of setting a permissive tone by putting the weight of the transgression on the victim and signaling to the perpetrator that the misbehavior is fine as long as you apologize. Meanwhile, the problem has only festered. In 2022, the California Department of Fair Housing and Employment filed suit against Tesla after a 32-month investigation concluded that Black employees faced a hostile environment at the factory. Allegations include severe harassment wherein Black workers endure racist jokes and name-calling, swastikas and other racial epitaphs left on walls, and part of the factory being referred to as the plantation or slave ship. Last summer, a class action lawsuit was filed on behalf of at least 15 Tesla current and former employees alleging the same issues at the same plant. In another example, at least 7 women have filed suit against Tesla alleging sexual harassment since 2021. Last year, the CEO himself faced sexual harassment allegations at SpaceEx and tweeted “Finally, we get to use Elongate as scandal name. It’s kinda perfect,” with the laugh-cry emoji.9 These examples of Musk making light of discrimination and harassment accusations, set a permissive tone throughout the company allowing hostile work environments to thrive and creating material risk for Tesla, all of which have taken place under the oversight of a questionably independent Board.

6 “Elon Musk’s Twitter Politics Add to Pressure on Tesla’s Brand Image” by Patrick Coffee and Rebecca Elliot; Wall Street Journal; November 29, 2022; Found here: https://www.wsj.com/articles/elon-musks-twitter-politics-add-to-pressure-on-teslas-brand-image-11669764014?mod=e2tw

7 “Elon Musk Sells Another $3.6 Billion In Tesla Stock To Prop Up Twitter” by Contributor; December 29, 2022.

Found here: https://www.forbes.com/sites/qai/2022/12/29/elon-musk-sells-another-36-billion-in-tesla-stock-to-prop-uptwitter/?sh=2d36d6576993

8 “After employee reported racism in Tesla plant, Elon Musk talked of being "thick-skinned": lawsuit” by Matthew Rosza; Salon; November 14, 2017; Found here: https://www.salon.com/2017/11/14/after-employee-reported-racism-in-tesla-plant-elonmusk-

talked-of-being-thick-skinned-lawsuit/

9 “Elon Musk Just Made a Crude Joke About His Sexual Misconduct Scandal Because of Course He Did” by Thom Geier; The Wrap; May 20, 2022; Found here: http://www.thewrap.com/elon-musk-elongate-sexual-misconduct-sexual-name

High director compensation further erodes independence.

Tesla directors receive extraordinary compensation, many times larger than what directors earn at other large companies, enabling them to amass fortunes over the years. This level of compensation risks discouraging directors from “rocking the boat,” especially considering the heavy influence Musk’s large equity stake in Tesla has in director elections. According to an examination of security filings by the New York Times in late 2022, Board Chair Denholm’s compensation, composed almost entirely of stock options, was $5.8 million in 2020, and she has earned $280 million since 2020 from the sale of Tesla shares awarded to her as compensation. The same analysis found that Murdoch received $11 million, mostly in stock options, since becoming a Tesla director in 2017, and estimated his stake in the company to be $200 million based on company securities filings.

Adding Straubel to the Board is a step in the wrong direction.

Newly nominated J.B. Straubel has longstanding ties to Tesla and Elon Musk. They both joined Tesla early on and consider themselves co-founders. Straubel served under Musk as Tesla’s Chief Technology Officer for 14 years. After resigning in 2019, he remained on as a “Senior Advisor” according to company disclosures. We note that it is unclear when he left this role, but presumably it was prior to May 2020 since Tesla asserts in its proxy statement that he is “independent” by NASDAQ standards.

An excerpt from the recent derivative complaint filed as part of a lawsuit over Elon Musk’s 2018 compensation plan raises serious concerns about Musk and Straubel’s relationship with the Board:

          On May 12, 2017, with discussions regarding the 2018 Grant ongoing, Tesla co-founder J.B. Straubel emailed E. Musk regarding “Equity Incentives,” and requested that E. Musk “consider giving [Straubel] the same vesting milestones that [E. Musk] and the board set up for [E. Musk] and tie to that some smaller percentage of the equity awards when they are achieved.” E. Muhk responded that he was “planning on something really crazy, but also high risk” vis-à-vis his new compensation plan.10 At the time, both Musk and Straubel were Named Executive Officers.

In order to be effective, the Tesla Board requires strong directors who have a proven ability to stand up to domineering founder-CEOs. Unfortunately, this does not seem to be Straubel’s strong suit. In an article with Time Magazine last year, Straubel responded to a question about his relationship with Musk:

          “Some of this stuff is a lightning rod of controversy that I just do not want to wade into, frankly—I’m tiptoeing around how we even talk about this stuff. I know people are fascinated by

          [my relationship with Elon], but there’s no real benefit in trying to thread the needle on this.  You’ll risk finding a way to piss him off on something that you say, probably unintentionally, and then have him more frustrated at you, or who knows what.”11 Adding another insider who is likely to be acquiescent to CEO Musk will only serve to further dilute an already weak Board.

Conclusion

Tesla’s Board already suffers from a dearth of independent directors. This lack of board independence has resulted in poor oversight of the company’s overly influential and mercurial CEO, which in turn has

10 Richard Tornetta v. Elon Musk, et. al., Delaware Court of Chancery, Case No: 2018-0408-JRS, Verified Complaint, March 9, 20220, p. 32, available at https://www.plainsite.org/dockets/download.html?id=305164378&z=f25e2e95.

11 “JB Straubel Has a Fix for the Battery Problem” by Alejandro de la Garza, Time Magazine; May 19, 2022; Found here: https://time.com/6176778/jb-straubel-battery-problem/

resulted in numerous scandals that have been imputed to Tesla’s brand and operations. Straubel, who may be technically independent by listing standards, not only has a personal history with Tesla, but also has a personal relationship with Musk. As such, he is a poor choice to replace one of the few truly independent directors on Tesla’s Board. For these reasons, we urge you to vote AGAINST the election of J.B. Straubel.

Sincerely,

Investor Advocates for Social Justice

Nia Impact Capital

Nordea Asset Management

Pension Danmark

Shareholder Association for Research and Education (SHARE)

Sisters of the Good Shephard

SOC Investment Group

Tulipshare, Ltd.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

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